BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2026

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2026

Expressed in U.S. dollars in thousands

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Financial Position
USD dollars in thousands

	Note	As of June 30,	As of December 31,
		2026	2025
Assets
Current assets
Cash and cash equivalents		$ 15,211	$ 23,025
Bank deposits		1,012	-
Trade accounts receivable		2,897	1,981
Other accounts receivable		1,281	935
Inventory		5,779	4,559
Total current assets		26,180	30,500

Non-current assets
Restricted cash		463	433
Property, plant and equipment, net		8,945	8,326
Right-of-use assets, net		8,981	8,406
Total non-current assets		18,389	17,165
Total assets		$ 44,569	$ 47,665

Liabilities
Current liabilities
Trade accounts payable		$ 2,747	$ 2,627
Other accounts payable		3,290	2,173
Deferred revenue		415	492
Lease liabilities		1,758	1,405
Loans	3	2,662	149
Liability for Agricultural Research Organization	6	457	452
Accrued liabilities		347	386
Total current liabilities		11,676	7,684

Non-current liabilities
Lease liabilities		11,275	10,130
Loans	3	-	2,420
Liability for Agricultural Research Organization	6	1,854	1,983
Total non-current liabilities		13,129	14,533

Shareholders’ equity
Share capital and contributed surplus	4	133,673	133,001
Accumulated deficit		(113,909)	(107,553)
Total Shareholders’ equity		19,764	25,448

Total liabilities and shareholders’ equity		$ 44,569	$ 47,665

August 11, 2026	‘Zaki Rakib’
Date of approval of the financial statements	Chief Executive Officer and Chairman of the Board

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Loss and Other Comprehensive Loss
USD in thousands, except per share data

	Three Months Ended June 30,	Six Months Ended June 30,
	2026	2025	2026	2025
Revenues	$ 8,837	$ 8,515	$ 17,344	$ 16,375
Cost of revenues	(3,755)	(3,429)	(7,225)	(6,694)
Gross profit	5,082	5,086	10,119	9,681

Operating expenses
Research and development	(1,664)	(1,337)	(3,058)	(2,582)
Sales and marketing	(4,380)	(3,987)	(8,506)	(7,668)
General and administrative	(1,545)	(1,577)	(2,896)	(2,965)
Total operating expenses	(7,589)	(6,901)	(14,460)	(13,215)

Operating loss	(2,507)	(1,815)	(4,341)	(3,534)
Finance income	97	-	211	-
Finance expenses	(1,253)	(2,226)	(2,128)	(2,807)
Net loss before tax	(3,663)	(4,041)	(6,258)	(6,341)
Taxes on income	(52)	(39)	(98)	(77)
Net loss and comprehensive loss	(3,715)	$ (4,080)	(6,356)	$ (6,418)

Basic and diluted loss per share	(0.17)	(0.24)	(0.28)	(0.37)
Weighted average number of shares outstanding	22,667,842	17,328,348	22,667,605	17,328,347

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity
USD in thousands, except per share data

	Number of shares	Share Capital and contributed surplus	Accumulated deficit	Total equity
Balance, December 31, 2024	17,327,716	$ 97,748	$ (96,418)	$ 1,330
Share‑based compensation expense	-	316	-	316
Issuance of shares upon vesting of RSUs	5,714	-	-	-
Modification of warrants (extension of expiration date)	-	549	-	549
Comprehensive loss for the period	-	-	(6,418)	(6,418)
Balance, June 30, 2025	17,333,430	$ 98,613	$ (102,836)	$ (4,223)

	Number of shares	Share Capital and contributed surplus	Accumulated deficit	Total equity
Balance, December 31, 2025	22,666,842	$ 133,001	$ (107,553)	$ 25,448
Share‑based compensation expense	-	672	-	672
Issuance of shares upon vesting of RSUs	1,000	-	-	-
Comprehensive loss for the period	-	-	(6,356)	(6,356)
Balance, June 30, 2026	22,667,842	$ 133,673	(113,909)	$ 19,764

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries
Unaudited Interim Condensed Consolidated Statements of Cash Flows
USD in thousands

	Six Months Ended June 30,
	2026	2025
Cash flows from operating activities:
Net loss	$ (6,356)	$ (6,418)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and Amortization	920	806
Interest over Liability for Agricultural Research Organization	111	139
Finance expense (income), net	1,595	1,920
Share based compensation	672	316
Adjustments for changes in working capital:
Change in Trade accounts receivable	(916)	(498)
Change in Other accounts receivable	(361)	(163)
Change in Inventory	(1,220)	(472)
Changes in Trade accounts payable, Other accounts payable and Accrued liabilities	1,462	1,402
Changes in deferred revenue	(77)	85
Net cash used in operating activities	(4,170)	(2,883)

Cash flow from investing activities:
Purchase of property and equipment	(1,161)	(1,276)
Deposit of restricted cash for bank guarantee, net of drawing	-	4
Deposits placed in short-term bank deposits	(1,000)	-
Net cash used in investing activities	(2,161)	(1,272)

Cash flow from financing activities
Repayments of lease liabilities	(1,052)	(477)
Repayments of loans (principal and interest)	(198)	-
Repayment of royalties’ liability to the Agricultural Research Organization	(215)	-
Proceeds from loans	-	5,985
Payments of finder fees	(50)	-
Net cash (used in) provided by financing activities	(1,515)	5,508

Exchange rate differences on cash and cash equivalents	32	(16)
Increase (decrease) in cash and cash equivalents	(7,846)	1,353
Cash and cash equivalents at the beginning of the period	23,025	2,390
Cash and cash equivalents at the end of the period	$ 15,211	$ 3,727

Supplemental disclosure of significant non-cash transactions:
Recognition of right-of-use assets and lease liabilities	199	399

Supplemental disclosure of cash flow information:
Taxes paid	-	-
Interest paid on loans	48	201

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 1 - General:

A.Description of the Company and its operations:

BioHarvest Sciences Inc. (the “Company” or “BioHarvest Sciences”), together with its wholly owned subsidiaries, was incorporated under the Business Corporations Act of British Columbia on April 19, 2013. The Company fully owns BioHarvest Ltd. (“BioHarvest”), a company incorporated in Israel and commenced its activity on July 2007, and Superfood Nutraceuticals Inc. (“Superfood”) a wholly owned subsidiary incorporated in Delaware, USA in July 2014.

In July 2014, BioHarvest incorporated a Delaware based wholly owned subsidiary, BioHarvest Inc (“BioHarvest Inc”).

The Company is publicly listed and traded on the Nasdaq Stock Market under the symbol BHST and traded on the Frankfurt Stock Exchange, Munich Stock Exchange, Stuttgart Stock Exchange and Dusseldorf Stock Exchange under the symbol 8MV0.

In February 2025, the Company completed a voluntary delisting process of its common shares from the Canadian Securities Exchange and continue to be listed on the Nasdaq Stock Market.

The registered address of the Company is 1140-625 Howe St., Vancouver, BC V6C 2T6, Canada.

Description of Business

The Company is a biotechnology company that has developed the Botanical Synthesis Platform Technology, which enables the Company to grow, on an industrial scale, the active and beneficial ingredients in certain fruits and plants without the need to grow the plant itself. The Botanical Synthesis Platform Technology is the only non-genetically modified organism platform that can produce plant cells with significantly higher concentrations of active ingredients (as compared to those that are produced naturally), as well as extremely high levels of solubility and bio-availability. The Botanical Synthesis Platform Technology is economical, ensures consistency and avoids the negative environmental impacts associated with traditional agriculture by providing consistent product production, a year-round production cycle and products that are devoid of sugar, calories and contaminants, such as pesticides, heavy metals and residues.

The Company is currently focused on utilizing the Botanical Synthesis Platform Technology to develop the next generation of science-based and clinically proven therapeutic solutions through two business units:

1.The Products Business Unit - Marketing and sales of science-based health and wellness nutraceutical solutions, sold as dietary supplements, functional food and beverages (capsules, powders, chews, coffee, teas and powder electrolyte beverages). The Products Business Unit sources its red grape cell powder from the CDMO Services Business Unit, it then uses other third-party manufacturers and contractors to encapsulate, integrate, package and ship the finished product for the direct sale to end consumers.

2.The CDMO Services Business Unit - A Contract Development and Manufacturing Organization (“CDMO”) providing end-to-end development and manufacturing services for plant-based active molecules to pharmaceuticals, cosmeceuticals, nutraceuticals and nutrition customers. The CDMO serves both the Company’s Products Business Unit (as its exclusive manufacturer of VINIA® red grape cell powder) and external customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries.

For further details regarding the Company’s operating segments and management’s new approach as of January 1, 2026, please refer to Note 8.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 1 - General (continued):

B.Going concern:

The unaudited interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with IFRS Accounting Standards. Management has evaluated the Company’s ability to continue as a going concern for a period of at least twelve months from the date these unaudited interim condensed consolidated financial statements are issued.

The Company has a history of operating losses and has not yet achieved sustained cash-flow profitability. For the six months ended June 30, 2026, the Company generated revenues of $17,344 and incurred a net operating loss. As of June 30, 2026, the Company had cash and cash equivalents of $15,211. These conditions, together with the need for continued investment in operations and the uncertainty regarding the timing and availability of additional financing, represent factors that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company may require additional capital to fund its long-term growth strategy and planned capital investments. If required, the Company intends to raise such capital through one or more of the following: the issuance of equity or equity-linked securities, debt financing, strategic collaborations, licensing arrangements or other financing transactions. The Company is listed on the Nasdaq Capital Market and has previously demonstrated access to the capital markets; however, there can be no assurance that additional financing will be available on acceptable terms, or at all.

Based on management’s assessment, the Company has adequate resources to continue in operational existence for the foreseeable future. Accordingly, despite the factors noted above, the going concern basis of preparation remains appropriate, and these unaudited interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties related to the going concern assessment.

The unaudited interim condensed consolidated financial statements of the Company were authorized for issue by the Board of Directors on August 11, 2026.

C.War in Israel:

The Company’s principal place of business, operations and its facilities, where most of its employees are employed, are located in Rehovot and Yavne, Israel. In addition, the majority of the Company’s key employees and senior management are Israeli citizens.

On October 7, 2023, Hamas militants infiltrated Israel’s southern border from the Gaza Strip and carried out attacks against civilian and military targets in Israel. Following these events, the Government of Israel declared war against Hamas and the Israel Defense Forces initiated a large-scale mobilization of military reservists. Hostilities between Israel and Hamas continued through 2023, 2024 and 2025. On October 9, 2025, the Israeli Cabinet approved a ceasefire and hostage exchange agreement between Israel and Hamas that was brokered by the United States and took effect on October 10, 2025.

During this period, hostilities also escalated along Israel’s northern border involving Hezbollah forces operating from Lebanon. On November 27, 2024, Israel and Lebanon agreed to a ceasefire arrangement that remained in effect until February 18, 2025.

In June 2025, tensions between Israel and Iran escalated significantly and resulted in military operations between the two countries. On June 24, 2025, Israel and Iran agreed to an immediate ceasefire.

On February 28, 2026, the United States and Israel conducted coordinated aerial operations targeting military and governmental facilities in Iran. Subsequently, Iran launched missile attacks across parts of the Middle East and Hezbollah launched barrages of rockets toward northern Israel, leading to retaliatory actions by Israel.

On April 5, 2026, a ceasefire agreement was reached between Israel, the United States and Iran, which took effect immediately. As of the date of these unaudited interim condensed consolidated financial statements, the ceasefire remains in place, and the immediate hostilities have subsided.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 1- General (continued):

Notwithstanding the ceasefire, the regional security situation continues to create uncertainty and could adversely affect Israel’s economy, the Company’s operations, employees, business partners, supply chain and overall business environment. The Company confirms that it has a business continuity plan and procedures in place, ensuring operational and financial continuity. As of the date of these unaudited interim condensed consolidated financial statements, the Company has not experienced a material adverse impact on its operations; however, the Company continues to monitor the situation closely and cannot predict the ultimate impact that these developments may have on its business, financial condition or results of operations.

NOTE 2 - Basis of Preparation:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (collectively IFRS Accounting Standards). These interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all the information required for annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2025. The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2025, are applied consistently in these unaudited interim consolidated financial statements.

New Accounting Policy applicable to current period transactions

The following accounting policy has been adopted during the current reporting period in connection with transactions and events that are material to the Company’s financial statements and did not arise in prior periods:

Government Grants

In accordance with the Israel Innovation Authority (“IIA”) program requirements, the grant is conditionally repayable through the payment of royalties based on future revenues that may be generated from products developed as part of the supported project. Royalty payments, if any, will commence only upon the generation of revenues derived from the project’s outputs and will generally be calculated at rates ranging from 3% to 5% of such revenues, in accordance with the applicable IIA regulations and the terms of the approval. Such payments will continue until the full amount of the grant, together with applicable interest as determined by the IIA regulations, has been repaid, or until the statutory repayment cap has been met.

New IFRS Accounting Standards adopted in the period

The Company has not adopted any new IFRS Accounting Standards or amendments that are effective for the period beginning January 1, 2026.

New IFRS Accounting Standards issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements, which replaces IAS 1 Presentation of Financial Statements and includes consequential amendments to other IFRS Accounting Standards, including IAS 7, IAS 8, IAS 33 and IAS 34. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. The Company has not early adopted IFRS 18. The Company is currently evaluating the impact of adopting IFRS 18 on its interim and annual consolidated financial statements.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 3 - Loans:

A.Short-term loans:

The Company borrowed funds from private investors under the following terms:

1)The Company will pay a 16% annual interest rate, with equal payments to be made monthly against both principal and interest.

2)The Company will pay a 20% annual interest rate with a payment of both principal and interest at the end of the loan term.

Any loan amount will have a term of 12 months from the date the funds are received.

A summary of movements of principal and interest during the six months ended June 30, 2026, is as follows:

	16%	20%	Total
Balance as of December 31, 2025	93	-	93
Accrued interest recognized in Profit or loss	1	-	1
Repayment of principal and interest	(94)		(94)
Balance as of June 30, 2026	-	-	-

B.Returning investor notes:

The Company received funds under new loan facilities from investors who were offered the opportunity to participate, following their participation in a prior convertible loan that is no longer outstanding.

The loans bear interest at a rate of 5%, 10% and 12% per annum, paid on a quarterly or annually basis. The term of the loans is 24 months from the closing dates. Any accrued interest for the period between proceeds of the loans and issuance of the notes will be added to the principal amount of the notes as incremental principal.

The following table presents the changes in the investor notes during the six-month period ended June 30, 2026. Further details regarding the terms of the investor notes are disclosed in the Company’s annual financial statements for the year ended December 31, 2025.

	5%	10%	12%	Total
Balance as of December 31, 2025	-	1,668	752	2,420
Accrued interest recognized as incremental principal	-	94	44	138
Repayment of principal and interest	-	(47)	-	(47)
Amortization of debt discount	-	127	24	151
Balance as of June 30, 2026	-	1,842	820	2,662

The outstanding balance of the 10% and 12% loans is presented as short-term loan.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 6 - Loans (continued):

C.Convertible loan facility:

During 2025 the Company received funds as part of a new convertible loan facility. In addition, existing lenders under the Short-term loans redeemed their outstanding loan balance of $573 by entering to the convertible loan facility, as well as pre-funded $200 entered to the convertible loan facility.

The convertible loan facility will bear interest at a rate of 8% per annum, paid on an annual basis. The term of the convertible loan is 36 months from the closing date (the “Maturity Date”). The lender may, at any time following 12 months from the closing date (the “First Anniversary”), prior to the Maturity Date, elect to convert any unconverted portion of the principal amount together with the accrued interest into common shares at the Conversion Price (as defined below).

The conversion price is the price per share (the “Conversion Price”) that is equal to Closing Market Average (as defined below) of the Company’s common shares on the date of conversion less a discount of 20% but in any event not less than the Closing Market Price on the date of issuance (the “Floor Price”) and not higher than three times the Floor Price if converted after the First Anniversary and before 24 months following the closing date (the “Second Anniversary”) and five times the Floor Price if converted after the Second Anniversary.

The closing market average is the average of the published closing price (the “Closing Market Average”) of the common shares of the Company for the 20 days prior to conversion.

Any accrued interest for the period between proceeds of the funds and issuance of the convertible notes will be added to the principal amount of the convertible notes as incremental principal.

In case of an equity offering of not less than $1,000 is made by the Company (the “Equity Offering”) after the Closing Date, the holder will have the option to convert the entire principal amount and any interest accrued up to and including the closing date of the Equity Offering into common shares at the same price as the Equity Offering.

Balance as of December 31, 2025	56
Accrued interest recognized as incremental principal	1
Repayment of outstanding balance (*)	(57)
Balance as of June 30, 2026	-

(*)The outstanding balance of the convertible loan was repaid to the investors prior to closing, and accordingly, no conversion into equity occurred.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 4 - Share Capital:

	Number of shares
	June 30, 2026	December 31, 2025
	Issued and outstanding	Issued and outstanding
Common shares	22,667,842	22,666,842

Ordinary Shares:

Ordinary Shares confer upon their holders, the right to receive notice of, and to participate in, all general meetings of the Company, to vote in such meetings, to receive dividends, and to participate in the distribution of the surplus assets of the Company in the event of liquidation of the Company.

Balance as of December 31, 2024	17,327,716
Issuance of shares upon vesting of RSUs	11,114
Exercise of investor warrants	1,291,523
Issuance of shares in public offering	2,846,854
Exercise of employee and consultant stock options and warrants	19,877
Conversion of convertible loans into equity	1,169,758
Balance as of December 31, 2025	22,666,842
Issuance of shares upon vesting of RSUs (Note 4b)	1,000
Balance as of June 30, 2026	22,667,842

a.The Company is authorized to issue an unlimited number of common shares.

b.During February 2026 the Company issued 1,000 common shares in lieu of vested RSUs.

c.The following table summarizes information about the warrants outstanding as of June 30, 2026:

Warrants Outstanding
June 30, 2026	Exercise Price	Expiry Date
257,143	$7.77	October 30, 2027
276,567	$7.77	October 30, 2027
22,994	$7.77	December 22, 2027
556,704	-	-

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 5 - Share Based Compensation:

Stock Options awards under Equity Incentive Plan:

a.Options granted under the Company’s 2025 Equity Incentive Plan (the “Plan”) are exercisable within 10 years from the date of grant upon payment of the exercise price as indicated in the Plan.

b.On March 13, 2026, the Company granted employees, consultants and directors 614,648 options to purchase shares of the Company at $4.15 per share under the Company’s plan. The options will vest quarterly over a 3-year period. The total value of the options granted is $1,460.

c.On June 29, 2026, the Company granted employees 88,932 options to purchase shares of the Company at $2.79 per share under the Company’s plan. The options will vest quarterly over a 3-year period. The total value of the options granted is $143.

d.During the six-month period ended June 30, 2026, the Company recognized share-based compensation expense related to stock options in the amount of $549.

e.The following assumptions were used to estimate the fair value of the options using the Black-Scholes model:

	Six months ended June 30, 2026	For the year ended December 31, 2025
Volatility	60%	50%-60%
Dividend Yield	0%	0%
Risk-Free Interest Rate	3.88%-4.21%	3.71%-3.97%

f.A summary of activity of options granted under the Company’s Plan is as follows:

	June 30, 2026		December 31, 2025
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)
Options outstanding at beginning of period	1,980,562	6.32	1,902,090	6.30
Changes during the period:
Granted (Note 5b, 5c)	703,580	3.98	104,425	8.07
Exercised	-	-	(8,929)	4.04
Cancelled	(100,202)	4.15	-	-
Forfeited	(33,064)	6.48	(17,024)	6.79
Options outstanding at end of period	2,550,876	5.76	1,980,562	6.32
Options exercisable at period end	1,831,649	6.20	1,749,670	6.24

The options outstanding as of June 30, 2026, had a weighted-average contractual life of 6.34 years (December 31, 2025: 5.75 years).

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 5 - Share Based Compensation (continued):

Restricted Stock Units (RSUs) Awards under Equity Incentive Plan:

g.RSUs granted under the Company’s 2025 Equity Incentive Plan (the “Plan”) are settled in common shares upon completion of the applicable vesting and performance conditions.

h.On March 13, 2026, the Company granted employees, consultants and directors 262,830 RSUs under the Company’s plan. The RSUs will vest quarterly over a 3-year period.

i.During the six-month period ended June 30, 2026, the Company recognized share-based compensation expense related to restricted stock units in the amount of $123.

j.A summary of activity of RSUs granted under the Company’s Plan is as follows:

	June 30, 2026		December 31, 2025
	Number of RSUs	Weighted Average Share Price ($)	Number of RSUs	Weighted Average Share Price ($)
RSUs outstanding at beginning of period	6,400	5.97	25,400	6.51
Changes during the period:
Granted (Note 5h)	262,830	4.15	6,400	5.97
Issued (Note 4b)	(1,000)	5.97	(11,114)	6.34
Cancelled	(6,135)	4.15	-	-
Forfeited	-	-	(14,286)	6.64
RSUs outstanding at end of period	262,095	4.19	6,400	5.97

Warrants Issued to Service Providers:

k.The following assumptions were used to estimate the fair value of the warrants using the Black-Scholes model:

	Six months ended June 30, 2026	For the year ended December 31, 2025
Volatility	-	59%
Dividend Yield	-	0%
Risk-Free Interest Rate	-	4.21%

l.A summary of activity of warrants granted to purchase the Company’s Shares under the Company’s Plan is as follows:

	June 30, 2026		December 31, 2025
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Warrants outstanding at beginning of period	62,609	7.54	73,557	7.54
Changes during the period:
Issued	-	-	-	-
Exercised	-	-	(10,948)	7.66
Expired	(8,571)	6.66	-	-
Warrants outstanding at end of period	54,038	7.66	62,609	7.54

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 5 - Share Based Compensation (continued):

m.The following table summarizes information about the warrants outstanding as of June 30, 2026::

Warrants Outstanding
June 30, 2026	Exercise Price	Expiry Date
54,038	$7.66	October 25, 2027
54,038

NOTE 6 - Liability for Agricultural Research Organization:

In March 2007, the Company entered into a Research and Exclusive License Agreement (the “Agreement”) with The Agricultural Research Organization – Volcani Institute (the “ARO”). The ARO granted the Company an exclusive worldwide license to use its patent as part of the manufacturing of red grape cell powder only. The ARO is entitled to receive 3% royalties from any sale of red grape cell powder products by the Company until the end of February 2026.

In September 2025, the Company and ARO executed an amendment to the existing agreement effective from January 2025, establishing updated payment terms. Under the revised terms, the total amount payable was set at $3,600. The Company is required to remit minimum quarterly payments of 1% of its quarterly revenue from sales of red grape cell powder products only. Such minimum payments were $79 for the first quarter of 2025, $96 for the second quarter of 2025, $105 for the third quarter of 2025, $115 for the fourth quarter of 2025, and will be $120 for each quarter thereafter through the first quarter of 2026 until the total payable amount is fully settled. Accordingly, the Company reassessed and remeasured the related liability to reflect the amended terms.

NOTE 7 - Related Parties Transactions:

Related parties including the Company’s CEO, CFO, Chairman and Directors.

Related party transactions:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025

Management fees	453	471	928	926
Share based payments	180	4	229	11
Accrued interest	-	38	-	78

Related party balances:

	As of June 30, 2026	As of December 31, 2025

Management fees	459	228
Prepaid expenses	(61)	(26)

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 8 - Operating Segments:

Effective January 1, 2024, the Company has two operating segments or business units: the Products business unit and the CDMO Services business unit. In identifying these operating segments, management generally follows the Company service lines representing its main products and services.

The Company’s chief operating decision maker reviews the Company's internal reports for performance evaluation and resource allocations. The Company's management determined the operating segments based on these reports. The chief operating decision maker examines the performance of the operating segments based on the measurement of operating profit. No information was presented on the assets and liabilities of the segments because these items are not analyzed by the main operational decision maker in segmentation.

The Company's chief operating decision maker (“CODM”) is the Chief Executive Officer.

Segment description:

1.The Products Business Unit - Nutraceuticals: Marketing and sales of science-based health and wellness nutraceutical solutions, sold as dietary supplements, functional food and beverages (capsules, powders, chews, coffee, teas and powder electrolyte beverages). The Products Business Unit sources its red grape cell powder from the CDMO Services Business Unit, it then uses other third-party manufacturers and contractors to encapsulate, integrate, package and ship the finished product for the direct sale to end consumers.

2.The CDMO Services Business Unit - A Contract Development and Manufacturing Organization (“CDMO”) providing end-to-end development and manufacturing services for plant-based active molecules to pharmaceuticals, cosmeceuticals, nutraceuticals and nutrition customers. The CDMO serves both the Company’s Products Business Unit (as its exclusive manufacturer of VINIA® red grape cell powder) and external customers from the pharmaceutical, cosmeceutical, nutraceutical and nutrition industries.

Change in the measurement of segment profit (loss)

Effective January 1, 2026, following a change in the Company’s organizational structure and internal management reporting lines, the Company modified the basis on which segment operating profit (loss) is measured and reviewed by the CODM. Specifically, certain revenues and operating expenses (including cost of goods, research and development, sales and marketing and general and administrative), which were previously allocated to segments based on reporting lines, are now allocated to the operating segments based on direct attribution to the relevant business unit in accordance with the revised management reporting lines, a measure of resource consumption, headcount or a revenue-based key.

The revised measurement basis reflects the adoption of an arm’s length approach, whereby inter-segment revenues and the allocation of shared costs between the operating segments are determined on terms that would apply between parties acting at arm’s length, consistent with the manner in which performance is now reviewed by the CODM.

The change did not affect the identification of the Company’s reportable segments, which continue to be the Products business unit and the CDMO Services business unit, nor does it affect the Company’s consolidated revenues, operating loss, net loss or financial position. The change affects only the allocation of revenues and operating expenses, and accordingly the measurement of segment operating profit (loss), among the existing segments.

In accordance with IFRS 8, comparative segment information for the three and six months ended June 30, 2025, has been restated to conform to the current period’s measurement basis. The restatement has no impact on the Company’s previously issued financial statements.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 8 - Operating Segments (continued):

Segment information:

	For the three months ended June 30, 2026
	CDMO Services	Products	Elimination of inter-segment transactions	Total
Revenues
External	610	8,227	-	8,837
Inter-segment	2,189	-	(2,189)	-
Segment revenues	2,799	8,227	(2,189)	8,837

Cost of revenues
External	(2,469)	(1,286)	-	(3,755)
Inter-segment	-	(2,189)	2,189	-
Segment cost of revenues	(2,469)	(3,475)	2,189	(3,755)

Segment gross profit	330	4,752	-	5,082
Segment gross margin	11.79%	57.76%	-	57.51%

Operating expenses
Research and development	(1,392)	(272)	-	(1,664)
Sales and marketing	(43)	(4,337)	-	(4,380)
General and administrative	(382)	(1,163)	-	(1,545)
Segment total operating expenses	(1,817)	(5,772)	-	(7,589)

Segment operating profit (loss)	(1,487)	(1,020)	-	(2,507)

Finance income				97
Finance expenses				(1,253)
Taxes on income				(52)

Net loss and comprehensive loss				(3,715)

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 8 - Operating Segments (continued):

Segment information (continued):

	For the three months ended June 30, 2025 (*)
	CDMO Services	Products	Elimination of inter-segment transactions	Total
Revenues
External	541	7,974	-	8,515
Inter-segment	2,005	-	(2,005)	-
Segment revenues	2,546	7,974	(2,005)	8,515

Cost of revenues
External	(2,356)	(1,073)	-	(3,429)
Inter-segment	-	(2,005)	2,005	-
Segment cost of revenues	(2,356)	(3,078)	2,005	(3,429)

Segment gross profit	190	4,896	-	5,086
Segment gross margin	7.46%	61.40%	-	59.73%

Operating expenses
Research and development	(1,117)	(220)	-	(1,337)
Sales and marketing	(45)	(3,942)	-	(3,987)
General and administrative	(147)	(1,430)	-	(1,577)
Segment total operating expenses	(1,309)	(5,592)	-	(6,901)

Segment operating profit (loss)	(1,119)	(696)	-	(1,815)

Finance income				-
Finance expenses				(2,226)
Taxes on income				(39)

Segment net profit (loss)				(4,080)

(*) Comparative figures have been restated to reflect the current period’s presentation and measurement.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 8 - Operating Segments (continued):

Segment information:

	For the six months ended June 30, 2026
	CDMO Services	Products	Elimination of inter-segment transactions	Total
Revenues
External	1,019	16,325	-	17,344
Inter-segment	4,188	-	(4,188)	-
Segment revenues	5,207	16,325	(4,188)	17,344

Cost of revenues
External	(4,611)	(2,614)	-	(7,225)
Inter-segment	-	(4,188)	4,188	-
Segment cost of revenues	(4,611)	(6,802)	4,188	(7,225)

Segment gross profit	596	9,523	-	10,119
Segment gross margin	11.45%	58.33%	-	58.34%

Operating expenses
Research and development	(2,618)	(440)	-	(3,058)
Sales and marketing	(100)	(8,406)	-	(8,506)
General and administrative	(647)	(2,249)	-	(2,896)
Segment total operating expenses	(3,365)	(11,095)	-	(14,460)

Segment operating profit (loss)	(2,769)	(1,572)	-	(4,341)

Finance income				211
Finance expenses				(2,128)
Taxes on income				(98)

Net loss and comprehensive loss				(6,356)

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 8 - Operating Segments (continued):

Segment information (continued):

	For the six months ended June 30, 2025 (*)
	CDMO Services	Products	Elimination of inter-segment transactions	Total
Revenues
External	711	15,664	-	16,375
Inter-segment	4,026	-	(4,026)	-
Segment revenues	4,737	15,664	(4,026)	16,375

Cost of revenues
External	(4,528)	(2,166)	-	(6,694)
Inter-segment	-	(4,026)	4,026	-
Segment cost of revenues	(4,528)	(6,192)	4,026	(6,694)

Segment gross profit	209	9,472	-	9,681
Segment gross margin	4.41%	60.47%	-	59.12%

Operating expenses
Research and development	(2,227)	(355)	-	(2,582)
Sales and marketing	(140)	(7,528)	-	(7,668)
General and administrative	(231)	(2,734)	-	(2,965)
Segment total operating expenses	(2,598)	(10,617)	-	(13,215)

Segment operating profit (loss)	(2,389)	(1,145)	-	(3,534)

Finance income				-
Finance expenses				(2,807)
Taxes on income				(77)

Segment net profit (loss)				(6,418)

(*) Comparative figures have been restated to reflect the current period’s presentation and measurement.

Entity-wide disclosures

External revenue by location	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Israel	1,243	960	2,207	1,603
North America	7,594	7,555	15,137	14,772
	8,837	8,515	17,344	16,375

Additional information about revenue

There is no single customer from which revenue amounts to 10% or more of total revenue reported in the financial statements for the three and six months ended June 30, 2026, and 2025.

BioHarvest Sciences Inc. and its subsidiaries
Notes to Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six Months Ended June 30, 2026
(USD in thousands, except per share data)

NOTE 9 - Government Grants:

A.  R&D support program - Project A (Scale-up Bioreactors Production Line)

In December 2025, the Company received approval from the IIA for a government grant under a research and development support program aimed to expand and improve the Company’s production capacity and efficiency (the “R&D support program – project A”). The approved project covers a period of 24 months commencing on October 1, 2025, with a total approved budget of NIS 14 million. Under the terms of grant, the Company is entitled to receive funding for up to 40% of the approved project budget.

In January 2026, the Company received its first advance payment of NIS 980 ($309), which was classified as deferred income.

In June 2026, the Company received its second advance payment of NIS 173 ($60).

Based on management’s assessment and in accordance with the terms of the approval, the Company believes it is entitled to receive a grant equal to 40% of eligible costs incurred. The incurred costs as of June 30, 2026, amounted to approximately NIS 2,167 ($728).

B.  R&D support program - Project B (AI-Based Platform for Accelerated Plant Cell Culture Development)

In June 2026, the Company received approval from the IIA for a government grant under a research and development support program aimed to at implement AI technologies to optimize production monitoring (the “R&D support program – project B”). The approved project covers a period of 12 months commencing on July 1, 2026, with a total approved budget of NIS 7.2 million. Under the terms of grant, the Company is entitled to receive funding for up to 60% of the approved project budget.

NOTE 10 - Subsequent Events:

The Company has evaluated events occurring after the balance sheet date through August 11, 2026, the date the unaudited interim condensed consolidated financial statements were issued, and has determined that the following subsequent events require disclosure:

1)In July 2026, the Company received its first advance payment from IIA in connection with the R&D support program - Project B (Note 9B). The initial advance amounted to NIS 1,516 ($505).